**Filed Pursuant to Rule 433**
**Registration No. 333-277211**

# HSBC USA Inc.
# Market Linked Securities

## Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Contingent Downside

**Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of Oracle Corporation, the Common Stock of NVIDIA Corporation and the Common Stock of Amazon.com, Inc. due September 27, 2029**

**Term Sheet to Free Writing Prospectus dated September 10, 2026**

## Summary of Terms

| | |
|---|---|
| Issuer | HSBC USA Inc. ("HSBC") |
| Market Measures | The common stock of Oracle Corporation ("ORCL"), the common stock of NVIDIA Corporation ("NVDA") and the common stock of Amazon.com, Inc. ("AMZN") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks") |
| Face Amount (Original Offering Price) | The principal amount of $1,000 per security |
| Pricing Date* | September 22, 2026 |
| Issue Date* | September 25, 2026 |
| Final Calculation Day* | September 24, 2029 |
| Stated Maturity Date* | September 27, 2029 |
| Contingent Coupon Payments (with Memory Feature) | On each contingent coupon payment date, unless the securities have been automatically called, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate (each a "contingent coupon payment") if, **and only if**, the stock closing price of the lowest performing Underlying Stock on the related calculation day is greater than or equal to its coupon threshold price. In addition, if the stock closing price of the lowest performing Underlying Stock on one or more calculation days is less than its coupon threshold price and, on a subsequent calculation day, the stock closing price of the lowest performing Underlying Stock on that subsequent calculation day is greater than or equal to its coupon threshold price, on the contingent coupon payment date related to that subsequent calculation day, you will receive the contingent coupon payment due for that subsequent calculation day plus all previously unpaid contingent coupon payments (without interest on amounts previously unpaid).<br><br>Each contingent coupon payment, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 12 |
| Contingent Coupon Rate | At least 19.50% per annum, to be determined on the pricing date |
| Calculation Days* | Monthly, on the 22nd of each January, February, March, April, May, June, July, August, September, October, November and December, commencing October 2026 and ending September 2029 |
| Contingent Coupon Payment Dates | Monthly, on the third business day following each calculation day, provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date |
| Automatic Call | If the stock closing price of the lowest performing Underlying Stock on any of the calculation days from December 2026 to August 2029, inclusive, is greater than or equal to its call threshold price, the securities will be automatically called, and on the related call settlement date, you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus the final contingent coupon payment and any previously unpaid contingent coupon payments otherwise due. The securities will not be subject to automatic call until the third calculation day, which is approximately three months after the issue date. |
| Call Settlement Date* | Three business days after the applicable calculation day. |
| Maturity Payment Amount (per security) | • If the ending price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its downside threshold price: $1,000; or<br>• If the ending price of the lowest performing Underlying Stock on the final calculation day is less than its downside threshold price:<br>$1,000 × performance factor of the lowest performing Underlying Stock on the final calculation day |
| Lowest Performing Underlying Stock | For any calculation day, the Underlying Stock with the lowest performance factor on such calculation day. |
| Performance Factor | With respect to an Underlying Stock on any calculation day, its stock closing price on such calculation day *divided* by its starting price (expressed as a percentage). |
| Starting Price | With respect to each Underlying Stock, its stock closing price on the pricing date. |
| Ending Price | With respect to each Underlying Stock, its stock closing price on the final calculation day. |
| Coupon Threshold Price | With respect to each Underlying Stock, 60% of its starting price. |
| Call Threshold Price | With respect to each Underlying Stock, 90% of its starting price. |
| Downside Threshold Price | With respect to each Underlying Stock, 60% of its starting price. |

*Subject to change

## Summary of Terms (Continued)

| | |
|---|---|
| Calculation Agent | HSBC |
| Denominations | $1,000 and integral multiples of $1,000 in excess thereof |
| Agent's Commission and Other Fees | Up to 2.325%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. |
| CUSIP / ISIN | 40447LJB7 / US40447LJB71 |
| Material Tax Consequences: | See the free writing prospectus. |

## Hypothetical Payout Profile (Maturity Payment Amount)


140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Security Return at Maturity
40% contingent downside protection
Return of the lowest performing Underlying Stock
-100%
-60%
-20%
0%
20%
60%
100%
Hypothetical Security Return
Hypothetical Return of the Lowest Performing Underlying Stock at Maturity

**If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its downside threshold price, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock from its starting price and will lose more than 40%, and possibly all, of the face amount of your securities at maturity.**

**Any positive return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Underlying Stock, but you will have full downside exposure to the lowest performing Underlying Stock on the final calculation day if the securities are not automatically called and its ending price is less than its downside threshold price.**

The estimated initial value of the securities on the pricing date is expected to be between $923.00 and $963.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465926106761/tm2624546d124_fwp.htm

**The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.**

**This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.**

**Investors should carefully review the accompanying free writing prospectus, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.**

## Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.
- You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Stock On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Stock, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
- The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stock Performs Favorably.
- Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Underlying Stock On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stock.
- You Will Be Subject To Risks Resulting From The Relationship Between The Underlying Stocks.
- Higher Contingent Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Contingent Coupon Payment Date, A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stocks

- Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.*
  - *Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.